HSBC USA INC.

$

Bearish Accelerated Market Participation Securities
Linked to the S&P 500® Index

Filed Pursuant to Rule 433
Registration No. 333-158385
October 30, 2009
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009, and
Prospectus Supplement dated April 9, 2009

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program. The securities offered hereby will have the terms described in this free writing prospectus and the accompanying prospectus supplement and prospectus. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the reference return is positive, lose up to 100% of your principal.**

This free writing prospectus relates to an offering of securities. The purchaser of a security will acquire a senior unsecured debt security linked to the S&P 500® Index as described below. Although the offering relates to the S&P 500® Index, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any security comprising the S&P 500® Index or as to the suitability of an investment in the related securities. The following key terms relate to the offering of securities:

Issuer	HSBC USA Inc.
Principal Amount:	$1,000 per security.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch) [†]
Reference Asset:	The S&P 500® Index (the "Reference Asset") (Ticker: SPX)
Trade Date:	November 13, 2009
Pricing Date:	November 13, 2009
Original Issue Date:	November 18, 2009
Final Valuation Date:	February 9, 2011. The final valuation date is subject to adjustment as described below in the section entitled "Market Disruption Events".
Maturity Date:	3 business days after the final valuation date, which is expected to be February 14, 2011. The maturity date is subject to adjustment as described below in the section entitled "Market Disruption Events".
Downside Participation Rate:	300%
Maximum Cap:	15.00% to 18.00%. The actual Maximum Cap will be determined on the Pricing Date.
Payment at Maturity:	On the maturity date, for each security, we will pay you the final settlement value.
Final Settlement Value:	*If the Reference Return is less than or equal to zero,* you will receive a cash payment on the maturity date, per $1,000 principal amount of securities, equal to the lesser of: (a) $1,000 + ($1,000 × the absolute value of the Reference Return × Downside Participation Rate); and (b) $1,000 + ($1,000 × Maximum Cap). Under these circumstances, you will gain 3% on your investment in the securities for each 1% that the Reference Return is below zero, up to the Maximum Cap. *You should be aware that you will only receive a positive return on your securities if the Final Level has declined from the Initial Level. In such case, the Reference Return will be <u>negative.</u>* *If the Reference Return is greater than zero*, you will receive a cash payment on the maturity date, per $1,000 principal amount of securities, calculated as follows: $1,000 - [$1,000 × Reference Return] Under these circumstances, you will lose 1% of the principal amount of your securities for each 1% that the Reference Return is above zero. *You should be aware that if the Reference Return is <u>greater</u> than zero, you may lose up to 100% of your investment. In no instance will the final settlement value be less than zero dollars.*
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $\dfrac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$; provided, however, that the Reference Return will never exceed 100%. If this calculation results in a Reference Return greater than 100%, the calculation agent will set the Reference Return to 100%.
Initial Level:	The Official Closing Level on the Pricing Date.
Final Level:	The Official Closing Level on the final valuation date.
Official Closing Level:	The closing level of the Reference Asset on the Final Valuation Date as determined by the calculation agent and displayed on Bloomberg Professional® service page "SPX <Index>" or any successor page on Bloomberg Professional® service or any successor service, as applicable.
CUSIP/ISIN:	4042K0C52 /
Agent's Discount per Security:	If the securities priced today we expect that the agent would receive a discount and commission of approximately $20.00 per $1,000 principal amount security for any securities sold to investors. However, this approximation will be determined on the Pricing Date and is subject to change. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-12 of this free writing prospectus.
Proceeds to HSBC USA Inc. per Security / Total:	The proceeds to us will be determined on the Pricing Date and will depend on the underwriting discounts and commissions and the additional fees we will pay.
Form of securities:	Book-Entry.
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-3 of this document and page S-3 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this free writing prospectus, or prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. We may use this free writing prospectus in the initial sale of securities. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions in any securities after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement related to this free writing prospectus is being used in a market-making transaction.** See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-12 of this free writing prospectus.

HSBC SECURITIES (USA) INC.

October 30, 2009



GENERAL TERMS

This free writing prospectus relates to one security offering linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a security linked to a single Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-4 of this free writing prospectus and page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the prospectus supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

Interest

The securities will not pay periodic interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

INVESTOR SUITABILITY

The securities may be suitable for you if:

♦ You seek an investment with an enhanced return linked to the potential negative performance of the Reference Asset and you believe the level of the Reference Asset will decrease over the term of the securities.

♦ You are willing to invest in the securities based on the Maximum Cap indicated herein (the actual Maximum Cap will be determined on the Pricing Date) which may limit your return at maturity.

♦ You are willing to make an investment that is exposed to the positive Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is greater than zero.

♦ You are willing to forego dividends or other distributions paid to holders of stocks comprising the Reference Asset.

♦ You do not seek current income from this investment.

♦ You do not seek an investment for which there is an active secondary market.

♦ You are willing to hold the securities to maturity.

♦ You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

♦ You believe the Reference Return will be positive or that the Reference Return will not be sufficiently negative to provide you with your desired return.

♦ You believe the level of the Reference Asset will increase over the term of the securities.

♦ You are unwilling to make an investment that is exposed to the positive Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is above zero.

♦ You seek an investment that is 100% principal protected.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦ You prefer to receive the dividends or other distributions paid on any stocks included in the Reference Asset.

♦ You seek current income from your investment.

♦ You seek an investment for which there will be an active secondary market.

♦ You are unable or unwilling to hold the securities to maturity.

♦ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. Investing in the securities is not equivalent to investing directly, either on a long or short basis, in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

• "— Risks Relating to All Note Issuances" and

• "—Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your Investment in the Securities May Result in a Loss.

You will be exposed to any increase in the Final Level from the Initial Level. Accordingly, if the Reference Return is greater than zero, your payment at maturity will be less than the principal amount of your securities. YOU MAY LOSE UP TO 100% OF YOUR INVESTMENT AT MATURITY IF THE REFERENCE RETURN IS POSITIVE.

The Appreciation on the Securities is Limited By the Maximum Cap.

You will not participate in any decline in the level of the Reference Asset (as magnified by the Downside Participation Rate) beyond the Maximum Cap that will be between 15.00% and 18.00% (to be determined on the Pricing Date). YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM CAP.

The Securities Will Not Bear Interest.

As a holder of the securities, you will not receive periodic interest payments.

Changes that Affect the Reference Asset Will Affect the Market Value of the Securities and the Amount You Will Receive at Maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the Reference Asset may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the securities.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

The Securities are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities. **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

Certain Built-in Costs are Likely to Adversely Affect the Value of the Securities Prior to Maturity.

You should be willing to hold your securities to maturity. The securities are not designed to be short-term trading instruments. The price at which you will be able to sell your securities to HSBC, its affiliates or any other party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the securities, even in cases where the level of the Reference Asset has declined since the pricing date.

Credit of Issuer.

The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The Securities Will Yield a Return only if the Reference Return Is Negative.

The securities will yield a return only if the Final Level is less than the Initial Level (a negative Reference Return) on the final valuation date. Your return on the securities will increase the more the Reference Return decreases, but will be capped at the Maximum Cap. You will not participate in any appreciation of the Reference Asset, and any increases in the level of the Reference Asset will adversely affect the return on and market value of the securities.

Lack of Liquidity.

The securities will not be listed on any securities exchange or quotation system. One of HSBC's affiliates intends to offer to repurchase the securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which one of HSBC's affiliates is willing to buy the securities, which will exclude any fees or commissions you paid when you purchased the securities.

Market Price Prior to Maturity.

The market price of the securities will be influenced by many factors including the level of the Reference Asset, volatilities, dividends, the time remaining to maturity of the securities, interest rates, geopolitical conditions, economic, political, financial and regulatory or judicial events, and the creditworthiness of HSBC.

Potential HSBC Impact on Price.

Trading or transactions by HSBC or its affiliates in the stocks comprising the Reference Asset or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Reference Asset, may adversely affect the market value of the stocks comprising the Reference Asset, the level of the Reference Asset, and, therefore, the market value of your securities.

Owning the Securities is Not the Same as Owning the Stocks Underlying the Reference Asset.

The return on your securities may not reflect the return you would realize if you actually owned or shorted the stocks included in the Reference Asset. As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of stocks included in the Reference Asset would have.

Changes Affecting the Reference Asset.

The policies of the reference sponsor (as defined below) concerning additions, deletions and substitutions of the stocks included in the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those stocks included in the Reference Asset may adversely affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also adversely affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could have an adverse effect the value of the securities.

Potential Conflict of Interest.

HSBC and its affiliates may engage in business with the issuers of the stocks comprising the Reference Asset, which could affect the price of such stocks or the level of the Reference Asset and thus, may present a conflict between the obligations of HSBC and you, as a holder of the securities. Additionally, potential conflicts of interest may exist between the calculation agent (who is, or is affiliated with, HSBC as the issuer of the securities), and you with respect to certain determinations and judgments that the calculation agent must make, which include determining the payment at maturity based on the observed Final Level as well as whether to postpone the determination of the Final Level and the maturity date if a market disruption event occurs and is continuing on the final valuation date.

Potentially Inconsistent Research, Opinions or Recommendations by HSBC.

HSBC and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities. Any such research, opinions or recommendations could affect the level of the Reference Asset or the price of the stocks included in the Reference Asset, and therefore, the market value of the securities.

Uncertain Tax Treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" below, and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Final Level of the Reference Asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level used in the illustrations below is not the actual Initial Level of the Reference Asset. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset. With respect to the securities, the final settlement value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The table below illustrates the payment at maturity on a $1,000 investment in securities for a hypothetical range of performance for the Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the Reference Asset or return of the securities.

The following table and examples assume the following:
- Principal Amount: $1,000
- Downside Participation Rate: 300%
- Hypothetical Initial Level: 1,050.00
- Maximum Cap: 16.50% (the midpoint of the expected range for the Maximum Cap of 15.00% to 18.00%)

The actual Initial Level and Maximum Cap will be determined on the Pricing Date.

Hypothetical Final level	Hypothetical Reference Return	Hypothetical Total Return
2,100.00	100.00%	-100.00%
1,995.00	90.00%	-90.00%
1,890.00	80.00%	-80.00%
1,785.00	70.00%	-70.00%
1,680.00	60.00%	-60.00%
1,575.00	50.00%	-50.00%
1,470.00	40.00%	-40.00%
1,365.00	30.00%	-30.00%
1,260.00	20.00%	-20.00%
1,207.50	15.00%	-15.00%
1,155.00	10.00%	-10.00%
1,102.50	5.00%	-5.00%
1,071.00	2.00%	-2.00%
1,060.50	1.00%	-1.00%
1,050.00	**0.00%**	**0.00%**
1,039.50	-1.00%	3.00%
1,029.00	-2.00%	6.00%
997.50	-5.00%	15.00%
983.54	-5.50%	16.50%
945.00	-10.00%	16.50%
892.50	-15.00%	16.50%
840.00	-20.00%	16.50%
735.00	-30.00%	16.50%
630.00	-40.00%	16.50%
525.00	-50.00%	16.50%
420.00	-60.00%	16.50%
315.00	-70.00%	16.50%
210.00	-80.00%	16.50%
105.00	-90.00%	16.50%
0.00	-100.00%	16.50%

The following examples indicate how the final settlement value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The level of the Reference Asset decreases from the Initial Level of 1,050.00 to a Final Level of 997.50.

	Reference Asset
Initial level	1,050.00
Final level	997.50
Reference Return	-5.00%
Final Settlement Value:	**$1,150.00**

Here, the Reference Return is -5.00%. Because the Reference Return is negative, and the absolute value of the Reference Return multiplied by the Downside Participation Rate is less than the Maximum Cap, the final settlement value would be $1,150.00 per $1,000 principal amount of securities calculated as follows:

$1,000 + $1,000 × the absolute value of the Reference Return × Downside Participation Rate
= $1,000 + ($1,000 × 5.00% × 300.00%)
= $1,150.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the absolute value of the Reference Return multiplied by 300% when the Reference Return is negative and the absolute value of the Reference Return multiplied by the Downside Participation Rate is less than the Maximum Cap.

Example 2: The level of the Reference Asset decreases from the Initial Level of 1,050.00 to a Final Level of 945.00.

	Reference Asset
Initial level	1,050.00
Final level	945.00
Reference Return	-10.00%
Final Settlement Value:	**$1,165.00**

Here, the Reference Return is -10.00%. Because the Reference Return is negative, and the absolute value of the Reference Return multiplied by the Downside Participation Rate is greater than the Maximum Cap, the final settlement value would be $1,165.00 per $1,000 principal amount of securities calculated as follows:

$1,000 + ($1,000 × Maximum Cap)
= $1,000 + ($1,000 × 16.50%)
= $1,165.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap, if the absolute value of the Reference Return multiplied by 300% exceeds the Maximum Cap.

Example 3: The level of the Reference Asset increases from the Initial Level of 1,050.00 to a Final Level of 1,260.00.

	Reference Asset
Initial level	1,050.00
Final level	1,260.00
Reference Return	20.00%
Final Settlement Value:	**$800.00**

Here, the Reference Return is 20.00%. Because the Reference Return is greater than zero, the final settlement value would be $800.00 per $1,000 principal amount of securities calculated as follows:

$1,000 - [$1,000 × Reference Return]
= $1,000 - [$1,000 × 20.00%]
= $800.00

Example 3 shows that you may lose up to 100% of your initial investment if the Reference Return is greater than zero.

DESCRIPTION OF THE REFERENCE ASSET

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the Reference Asset or any of the securities comprising the Reference Asset. All disclosures contained in this free writing prospectus regarding the Reference Asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Reference Asset or any constituent included in the Reference Asset contained in this free writing prospectus. You should make your own investigation into each Reference Asset.

The S&P 500® Index

We have derived all information relating to the Reference Asset, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P"). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the Reference Asset at any time.

S&P publishes the Reference Asset.

The Reference Asset is a capitalization weighted index and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Reference Asset, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of September 30, 2009, 409 companies, or 80.7% of the market capitalization of the Reference Asset, traded on the New York Stock Exchange (the "NYSE") and 91 companies, or 19.3% of the market capitalization of the Reference Asset, traded on The Nasdaq Stock Market. S&P chooses companies for inclusion in the Reference Asset with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Reference Asset with the number of companies included in each group, as of September 30, 2009, indicated in parentheses: Industrials (56), Utilities (35), Telecommunication Services (9), Materials (30), Information Technology (76), Energy (40), Consumer Staples (41), Consumer Discretionary (80), Health Care (54) and Financials (79). Changes in the Reference Asset are reported daily in the financial pages of many major newspapers, on Bloomberg Professional® service under the symbol "SPX" and on the S&P website. Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this free writing prospectus. The Reference Asset does not reflect the payment of dividends on the stocks included in the Reference Asset.

Computation of the Reference Asset

S&P currently computes the Reference Asset as of a particular time as follows:

    i.   the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the "market value" of that stock);

    ii.   the market values of all component stocks as of that time are aggregated;

    iii.   the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

    iv.   the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

v. the current aggregate market value of all component stocks is divided by the base value; and

vi. the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the Reference Asset, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the Reference Asset.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

- the issuance of stock dividends,

- the granting to shareholders of rights to purchase additional shares of stock,

- the purchase of shares by employees pursuant to employee benefit plans,

- consolidations and acquisitions,

- the granting to shareholders of rights to purchase other securities of the company,

- the substitution by S&P of particular component stocks in the Reference Asset, and

- other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

$$\text{Old Base Value} \times \frac{\text{New Market Value}}{\text{Old Market Value}} = \text{New Base Value}$$

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the Reference Asset.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the Reference Asset and a Reference Asset component's market value.

License Agreement with Standard & Poor's Financial Services LLC ("S&P"):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P's in connection with some products, including the securities.

The securities are not sponsored, endorsed, sold or promoted by S&P, a subsidiary of The McGraw-Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in financial products generally or in the securities particularly or the ability of the S&P 500® to track general stock market performance. S&P's only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC or the securities. S&P has no obligation to take the needs of HSBC or the holders of the securities into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the securities, prices at which the securities are to initially be sold, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the securities.

Historical Performance of Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing levels from January 2, 2004 through October 28, 2009. The closing level for the Reference Asset on October 28, 2009 was 1,042.63. We obtained the closing levels below from Bloomberg Professional® Service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® Service.

Historical Performance of the S&P 500® Index



Source: Bloomberg

The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the final valuation date. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

DISCONTINUANCE OR MODIFICATION OF THE REFERENCE ASSET

If the reference sponsor (as defined below) discontinues publication of or otherwise fails to publish the Reference Asset on any day on which the Reference Asset is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued Reference Asset (the comparable index, the "successor index"), then that successor index will be deemed to be the Reference Asset for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the securities.

If the Reference Asset is discontinued or if the reference sponsor fails to publish the Reference Asset and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the applicable closing level using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the Reference Asset or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the securities.

If at any time the method of calculating the Reference Asset or a successor index, or the level thereof, is changed in a material respect, or if the Reference Asset or a successor index is in any other way modified so that, in the determination of the calculation agent, the level of that index does not fairly represent the level of the Reference Asset or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a level comparable to the level that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating the Reference Asset or a successor index is modified so that the level of that index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a level of the Reference Asset or successor index as if it had not been modified. In that case, the calculation agent will furnish written notice to us and the holders of the securities.

Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect the value of, and trading in, the securities.

"Reference sponsor" means Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc.

MARKET DISRUPTION EVENTS

If the final valuation date is not a scheduled trading day, then the final valuation date will be the next scheduled trading day. If a market disruption event (as defined below) exists on the final valuation date, then the final valuation date will be the next scheduled trading day for which there is no market disruption event. If the market disruption event continues for five consecutive scheduled trading days, then the fifth of such consecutive scheduled trading days will nonetheless be the final valuation date, and the calculation agent will determine, in its discretion, the Final Level on that date by means of the formula for, and method of calculating, the index which applied just prior to the market disruption event, using the relevant exchange's traded or quoted price of each stock in the S&P 500® Index (or if an event giving rise to a market disruption event has occurred with respect to the S&P 500® Index and is continuing on that fifth scheduled trading day, the calculation agent's good faith estimate of the value for that stock). If the final valuation date is postponed, then the maturity date will also be postponed until the date which follows the final valuation date, as postponed, by the number of business days between the original final valuation date and the original maturity date.

"Market disruption event" means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the issuer determines is material:

(i) any suspension of or limitation imposed on trading by any relevant exchange or related exchanges or otherwise, (A) relating to stock included in the S&P 500® Index then constituting 20% or more of the level of the S&P 500® Index; or (B) in futures or options contracts relating to the S&P 500® Index on any related exchange; or

(ii) any event (other than any event described in (iii) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for, stock included in the S&P 500® Index then constituting 20% or more of the level of the S&P 500® Index; or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the S&P 500® Index on any applicable related exchange; or

(iii) the closure, on any scheduled trading day, of any relevant exchange or any related exchange relating to stock included in the S&P 500® Index then constituting 20% or more of the level of the S&P 500® Index prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on such exchange; or (B) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

"Related exchange" means each exchange or quotation system or any successor or temporary substitute for such exchange or quotation system (provided HSBC has determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange) and where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the S&P 500® Index.

"Relevant exchange" means the primary exchange or quotation system for any stock then included in the S&P 500® Index.

"Scheduled closing time" means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for their respective regular trading sessions.

EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated Reference Return. If a market disruption event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated final valuation date for the Reference Asset will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the fourth business day following the accelerated final valuation date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc., for any securities it sells directly to investors, and such other registered broker dealers will receive discounts and commissions of approximately $15.00 for each $1,000 principal amount of securities (calculated as if the securities were to price today). HSBC or one of its affiliates will give an additional discount or commission up to $5.00 for each $1,000 principal amount of securities, to be determined on the Pricing Date, to certain registered broker dealers, or their affiliates, in each case, for each $1,000 principal amount of securities sold through such broker dealer. An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support these securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain, as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, the securities should be treated as executory contracts with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described in the accompanying prospectus supplement, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel in this transaction, Sidley Austin LLP, it is reasonable to treat the securities as executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes. For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS

Free Writing Prospectus

Prospectus Supplement

Prospectus

HSBC USA Inc.

$

Bearish Accelerated Market Participation Securities Linked to the S&P 500® Index

October 30, 2009

FREE WRITING PROSPECTUS